VV MARKETS LLC

August 4, 2021

VIA EDGAR

Cara Wirth

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C.  20549

Re: VV Markets LLC

Post Effective Amendment to Offering Statement on Form 1-A as Supplemented on Form 253G2

Filed July 26 ,2021

File No. 024-11306

Qualification Request

Requested Date: August 5, 2021

Requested Time: 12:00 p.m. Eastern Daylight Time

Ms. Wirth:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, VV Markets LLC (the “Company”) hereby respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We are including the No Objection Letter from FINRA related to Dalmore Group, LLC and its engagement by the Company.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Nick King

Nick King

Chief Executive Officer

cc:  J. Martin Tate

      Carman Lehnhof Israelsen, LLP

FINRA

June 24, 2021

DALMORE GROUP LLC
525 Green Place
Woodmere, NY 11598

Attn: Oscar Seidel

Re: No Objections Letter
FINRA Filing ID: 2021-05-06-5662354
VV Markets LLC
CIK #: 0001822911
SEC Reg. #: 024-11306

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering filing system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

This letter does not purport to provide an opinion regarding the terms and arrangements of the previous offering of the Series VV 0001 interests by the issuer.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.